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July 15, 2022	Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Valerie Lithotomos

Re:

Nuveen Intermediate Duration Municipal Term Fund (“Intermediate Duration”) (File No. 811-22752) and Nuveen Intermediate Duration Quality Municipal Term Fund (“Intermediate Duration Quality”) (File No. 811-22779)

To the Commission:

On behalf of Nuveen Intermediate Duration Municipal Term Fund (“Intermediate Duration”) and Nuveen Intermediate Duration Quality Municipal Term Fund (“Intermediate Duration Quality” and, together with Intermediate Duration, the “Funds” and each, a “Fund”), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 6, 2022 with respect to the Preliminary Joint Proxy Statement on Schedule 14A filed by each Fund on July 1, 2022 (the “Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Proxy Statement. Set forth below are the staff’s comments and the Funds’ responses. Each Fund is filing a Definitive Proxy Statement on Schedule 14A on the date hereof to complete all missing information and to address the comments on the staff.

(1)

Comment: In the Q&A, the response to the question “How will the Restructuring of my Fund impact fees and expenses?” notes a management fee waiver that would be put in place if the Restructuring takes effect. Please confirm supplementally that any waived fees would not be subject to recoupment.

Response: Each Fund supplementally confirms fees waived are not subject to recoupment.

(2)

Comment: In the Q&A, the first paragraph of the response to the question “How will the Restructuring of my Fund impact fees and expenses?” states that each Fund’s management fee and total operating expenses are “expected to” increase as a result of a decline in assets resulting from the Tender Offer. Noting that the pro forma expense examples for each Fund on page 7 and page 8 of the Proxy Statement indicates that each Fund’s expenses will rise from current levels after the expiration of the one-year fee waiver, please confirm supplementally that the expected increase in each Fund’s expenses following the expiration of the waiver is due to a decline in assets resulting from the Tender Offer.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

July 15, 2022

Response: Each Fund supplementally confirms that the increase in the pro forma fees and expenses reflected in the fee table after the expiration of the one-year fee waiver is due to a decline in assets resulting from the Tender Offer.

(3)

Comment: The discussion under the heading “Background Regarding the Restructuring” on pages 3–4 of the Proxy Statement identifies several proposals approved by the Board in connection with the Restructuring; however, shareholders of each Fund are being asked to vote only on a proposal to amend the Fund’s Declaration of Trust to eliminate the Fund’s term structure. Please confirm supplementally that, under each Fund’s organizational documents and applicable law, none of the other aspects of the Restructuring require shareholder approval.

Response: Each Fund supplementally confirms that under the Fund’s organizational documents and applicable law, only the amendment of the Fund’s Declaration of Trust to eliminate the Fund’s term structure requires shareholder approval and that all of the other aspects of the Restructuring can be implemented without shareholder approval.

Please direct your questions regarding this letter to the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt Shareholder

Enclosures